EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three months ended December 31,
	2001	2000
Net Income	$1,423,000	$941,000
Average shares outstanding	1,532,504	1,709,033
Basic earnings per share	$0.93	$0.55

Net Income	$1,423,000	$941,000
Average shares outstanding	1,532,504	1,709,033
Net effect of dilutive stock options	96,376	62,907
Total shares outstanding	1,628,880	1,771,940
Diluted earnings per share	$0.87	$0.53

	Nine months ended December 31,
	2001	2000
Net Income	$3,864,000	$2,604,000
Average shares outstanding	1,592,410	1,769,102
Basic earnings per share	$2.43	$1.47

Net Income	$3,864,000	$2,604,000
Average shares outstanding	1,592,410	1,769,102
Net effect of dilutive stock options	92,743	37,022
Total shares outstanding	1,685,153	1,806,124
Diluted earnings per share	$2.29	$1.44